Filed Pursuant to Rule 253(g)(2)

File No. 024-12289

SUPPLEMENT NO. 6 DATED FEBRUARY 24, 2025

MASTERWORKS VAULT 3, LLC

This Supplement No. 6 dated February 24, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 3, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 27, 2023, as amended by Post-Qualification Amendment No. 1 filed on August 4, 2023, Post-Qualification Amendment No. 2 filed on September 13, 2023, Post-Qualification Amendment No. 3 filed on September 25, 2023, Post-Qualification Amendment No. 4 filed on October 23, 2023, Post-Qualification Amendment No. 5 filed on January 8, 2024, Post-Qualification Amendment No. 6 filed on January 23, 2024, Post-Qualification Amendment No. 7 filed on March 6, 2024, Post-Qualification Amendment No. 8 filed on March 19, 2024, Post-Qualification Amendment No. 9 filed on April 2, 2024, Post-Qualification Amendment No. 10 filed on April 22, 2024, Post-Qualification Amendment No. 11 filed on May 28, 2024, Post-Qualification Amendment No. 12 filed on July 10, 2024, Post-Qualification Amendment No. 13 filed on September 3, 2024, Post-Qualification Amendment No. 14 filed on December 26, 2024, Post-Qualification Amendment No. 15 filed on January 17, 2025 and Post-Qualification Amendment No. 16 filed on February 13, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.31
Hernan Bas	N/A
Mark Bradford	N/A
Cecily Brown	1.26
George Condo	0.70
Lynne Mapp Drexler	N/A
Helen Frankenthaler	1.62
Sam Gilliam	1.11
Yayoi Kusama	1.07
Simone Leigh	N/A
Park Seo-Bo	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	58.2%	$1,354	November 18, 2003	$21,936,000	December 31, 2024
Hernan Bas	19.7%	$75,000	May 11, 2006	$2,151,003	December 31, 2024
Mark Bradford	24.5%	$270,000	May 15, 2008	$10,353,110	December 31, 2024
Cecily Brown	19.7%	$75,000	November 13, 2000	$5,800,000	December 31, 2024
George Condo	22.2%	$2,500	May 6, 1986	$5,805,900	December 31, 2024
Lynne Mapp Drexler	36.3%	$150	October 26, 1995	$1,258,333	December 31, 2024
Helen Frankenthaler	12.3%	$60,000	May 9, 1984	$6,700,000	December 31, 2024
Sam Gilliam	22.2%	$3,100	March 20, 1993	$1,800,000	December 31, 2024
Yayoi Kusama	23.4%	$10,000	October 9, 1992	$8,800,000	December 31, 2024
Simone Leigh	82.0%	$35,000	November 17, 2017	$2,500,000	December 31, 2024
Park Seo-Bo	35.6%	$7,000	March 28, 2006	$2,141,091	December 31, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.4%	30	February 7, 2007	October 10, 2024
Hernan Bas	N/A	N/A	N/A	N/A
Mark Bradford	N/A	N/A	N/A	N/A
Cecily Brown	18.0%	36	November 14, 2000	October 9, 2024
George Condo	15.2%	97	May 8, 1996	September 27, 2024
Lynne Mapp Drexler	N/A	N/A	N/A	N/A
Helen Frankenthaler	15.0%	27	November 21, 1996	May 17, 2024
Sam Gilliam	19.2%	16	September 21, 2003	March 7, 2024
Yayoi Kusama	20.7%	186	March 11, 1998	November 26, 2024
Simone Leigh	N/A	N/A	N/A	N/A
Park Seo-Bo	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Hernan Bas	Emerging
Mark Bradford	Emerging
Cecily Brown	Established
George Condo	Established
Lynne Mapp Drexler	Emerging
Helen Frankenthaler	Established
Sam Gilliam	Emerging
Yayoi Kusama	Mature
Simone Leigh	Emerging
Park Seo-Bo	Emerging